[redacted]

Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

08001447

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

Göteborg, March 17, 2008

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed please find our latest Press Release:

Press Release 6/2008, March 11, 2008: Castellum invests SEKm 238

Very truly yours,

CASTELLUM AB

Håkan Hellström

p.p. Maria Kileby

Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

PRESS RELEASE 6/2008

Gothenburg, March 11, 2008

Castellum invests SEKm 238

Castellum has through wholly owned subsidiaries decided on new construction, extensions and refurbishment for SEKm 215 and acquisition of one commercial property for SEKm 23.

In Mariehäll Stockholm, Fastighets AB Brostaden has started a reconstruction project of an existing property. The property is an industrial property which will be converted into a modern retail property for home furnishing and interior decorating. Approx. 50% of the lettable area has already been signed. In total 14,900 sq.m. will be converted at an estimated investment of SEKm 130. The reconstruction is planned to be completed at the end of 2009.

In relation to extending an existing contract Brostaden has started modernization of existing office premises in Elektronikbyn, Kista Stockholm. A new connection between two buildings will be built and the new part will hold a new entrance and conference premises. The reconstruction is planned to be completed at the turn of the half-year 2009 and the investment is calculated to SEKm 40.

Further Brostaden has started project work for a new bridge for pedestrians and bicycles across the E4 at Smista Allé next to Kungens Kurva. The new bridge increases the accessibility between the public communications and Smista Allé where Brostaden owns unutilized building permissions of approx. 66,000 sq.m. The investment is calculated to SEKm 20.

In Tunbytorp in Västerås and in the area Holmen in Örebro Aspholmen Fastigheter AB has started new construction and refurbishment of two existing properties. The total investment is calculated to SEKm 25.

Fastighets AB Briggen has acquired a warehouse and industrial property of 3,600 sq.m. for SEKm 23. The property is located in Malmö with good communications and connection to inner and outer highways. During February a contract was signed and the transaction has been closed.

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 28 billion, and comprises commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. Castellum is listed on OMX Nordic Exchange in Stockholm.

For further information, please contact
Håkan Hellström, CEO, Phone +46 705-60 74 56
Henrik Saxborn, deputy CEO, Phone +46 706-94 74 50

END